[SHAW LOGO]

NEWS RELEASE

PURCHASE OF ADDITIONAL SHARES OF
SHAW COMMUNICATIONS INC. BY THE SHAW FAMILY

Calgary, Alberta (August 20, 2010) – Shaw Communications Inc. (the “Company”) has been advised that the Shaw Family, and entities owned or controlled by them, completed the purchase of an additional 1,000,000 Class B Non-Voting Shares of the Company.

According to information provided to the Company, the Shaw Family, and entities owned or controlled by them, holds 49,217,591 Class A and Class B shares of the Company. The Shaw Family also advised the Company that it would continue its practice of purchasing shares on a regular basis.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). Shaw serves 3.4 million customers, including 1.8 million Internet subscribers and over 1.0 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca